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                              July 10, 2023

       Cecil Magpuri
       Chief Executive Officer
       Falcon's Beyond Global, Inc.
       6996 Piazza Grande Avenue, Suite 301
       Orlando, FL 32835

                                                        Re: Falcon's Beyond
Global, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed June 28, 2023
                                                            File No. 333-269778

       Dear Cecil Magpuri:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 30, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Cover Page

   1.                                                   We note you have
removed the disclosure regarding the ownership of the post-
                                                        combination company.
Please revise to include this disclosure on your cover page.
       Unaudited Pro Forma Condensed Combined Financial Information Description of the Business Combination, page 76

   2. Your disclosure on page 78 indicates that on June 23, 2023, the Company entered into an amendment to the credit
agreement with Infinite Acquisition pursuant to which (i) Pubco joined as a party to
the Credit Agreement, (ii) Infinite Acquisitions agreed to transfer, in its sole discretion,
all or a portion of the amounts due to Infinite Acquisitions under the
 Cecil Magpuri
FirstName  LastNameCecil  Magpuri
Falcon's Beyond Global, Inc.
Comapany
July       NameFalcon's Beyond Global, Inc.
     10, 2023
July 10,
Page  2 2023 Page 2
FirstName LastName
         Credit Agreement to Infinite Acquisition   s equity holders (the
Debt Transfer(s),    all such
         transferred debt the    Transferred Debt    and each equity holder the
   Debt Transferee   ),
         and (iii) Pubco, the Company and Infinite Acquisitions agreed that each Debt Transferee shall have the right to cause Pubco to exchange such Debt Transferee s Transferred Debt for shares of Pubco Series A Preferred Stock at the Acquisition Merger Closing. We
         further note that you have not given effect to the exchange of the Transferred Debt for
         Pubco Series A Preferred Stock as the exchange is contingent upon action of the Debt
         Transferees. Given that your planned merger is structured in such a manner that significantly different results may occur, please provide additional pro forma presentations which give effect to the exchange of the Transferred Debt for the Pubco Series A
         Preferred Stock or explain why you do not believe this is required. Refer to the guidance in Rule 11-02(a)(10) of Regulation S-X.
Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance
Sheet, page 89

3. We read your response to comment 4 and note the revisions to your disclosure; however, the 51,126,844 shares of Pubco stock to be issued for the Company units as disclosed in footnote (m) still does not agree to the number disclosed in Note 11 to FAST Acquisition
         Corp II audited financial statements of 48,587,077 on page F-28. Please reconcile and revise these disclosures.
Background of the Business Combination, page 97

4. We note your disclosure on pages 104-106 regarding the "Strategic Investment." Please revise to clarify the status of this financing and whether you expect it to be finalized prior to the consummation of the business combination.
Sources and Uses, page 157

5. We read your response to comment 8 and note your revised disclosure. However, it is not clear why the amounts in these tables do not agree to the pro forma financial information and we re-issue our comment in its entirety:
             Please reconcile pro forma existing net debt reflected in the estimated sources and uses tables to the amounts reflected on the pro forma balance sheet.
             Please reconcile the amount of estimated transaction expenses reflected in these tables to the transaction expenses disclosed in footnote 4(c) on pages 87 and 88 of the registration statement.
             Please reconcile the cash to balance sheet amounts under the no redemption and maximum redemption scenarios to the amounts reflected in the pro forma balance sheet.
             Please explain why your sources of funds on page 157 lists private placement proceeds of $80 million while footnote 4(e) on page 88 indicates proceeds of $60 million.
 Cecil Magpuri
Falcon's Beyond Global, Inc.
July 10, 2023
Page 3
General

6. We note you have removed disclosure throughout your filing that Infinite Acquisitions will be the controlling shareholder of the post-combination company. Please revise to include such disclosure, or tell us why it is no longer applicable.
        You may contact Ta Tanisha Meadows at 202-551-3322 or Linda Cvrkel at 202-551-
3813 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.



                                                          Sincerely,
FirstName LastNameCecil Magpuri
                                                          Division of
Corporation Finance
Comapany NameFalcon's Beyond Global, Inc.
                                                          Office of Trade &
Services
July 10, 2023 Page 3
cc:       Joel Rubinstein, Esq.
FirstName LastName